Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                                     Fax: 949/673-4525

January 4, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	United Capital Consultants, Inc.
Registration Statement on Form S-1
Filed October 18, 2018
File No. 333-227881

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Registration Statement on Form S-1 for United Capital Consultants, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated November 14, 2018 (the “Comment Letter”) in response to the filing of the Registration Statement on Form S-1 in October 2018. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Registration Statement on Form S-1

Cover Page

1.	You state that the company would receive $10 million if all the shares in this offering are sold. Given that this is a best efforts offering, please balance the disclosure by stating that there can be no assurance that the company will be able to sell any of the shares being offered.

Response: In response to the comment made by the Staff of the Commission, the Company has revised the referenced disclosures to state that there can be no assurance that the company will be able to sell any of the shares being offered.

Prospectus Summary

Business, page 6

2.	Please clearly disclose that you have not generated any revenues to date and there can be no assurance that you will ever generate revenues. Please also revise the statements throughout the filing regarding your limited revenues to state that you have had no revenues to date.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to clearly disclose that it has not generated any revenues to date and that there can be no assurance that it will ever generate revenues. The Company has also revised the statements throughout the filing regarding its limited revenues to state that it had no revenues to date.

Risks and Uncertainties facing the Company, page 7

3.	Please disclose that your officers, directors and principal shareholders currently have voting control over the company and will continue to have voting control even if all the shares in this offering are sold.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose that its officers, directors and principal shareholders currently have voting control over the Company and will continue to have voting control even if all the shares in the referenced offering are sold.

Risk Factors, page 9

4.	You disclose in the Form 10-Q for the quarterly period ended June 30, 2018 that your management concluded that your disclosure controls and procedures were not effective. Please add a separate risk factor that your disclosure controls and procedures were not effective as of June 30, 2018. Describe any material weakness you have identified, your plans to remediate those weaknesses, and any associated material costs that you have incurred or expect to incur.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to add a separate risk factor that its disclosure controls and procedures were not effective as of September 30, 2018 (the date of the most recently ended fiscal period) and to describe any material weakness it has identified, its plans to remediate those weaknesses, and any associated material costs that it has incurred or expects to incur.

Risks Associated with our Company’s Business, page 10

5.	Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of Messrs. Patterson and Patterson. In this regard, you state that Clayton Patterson is the Chief Executive Officer of United Utilities Authority Co., Ltd. and Chief Financial Officer of Patterson Enterprises, Inc. and Harold Patterson is the Chief Executive Officer of Patterson Enterprises, Inc. Please disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this paragraph and disclose the number of hours per week your officers will devote to the business.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of Messrs. Patterson and Patterson. The Company has also revised its disclosures to disclose whether it has policies in place regarding the manner in which its management will resolve the types of conflicts of interest that it describes in this paragraph and to disclose the number of hours per week its officers will devote to the business

Description of Our Business, page 22

6.	Please describe your "large group of affiliate and associate companies" that you reference on page 26. Further, expand your description of the agreements with your current clients that you reference on page 27. Disclose the material terms of each agreement including the duration of and obligations under those agreements. We note that you have not yet generated any revenue from these clients.

Response: In accordance with the comment made by the Staff of the Commission, the Company has removed the referenced disclosures describing its "large group of affiliate and associate companies" in order to avoid confusion. Further, the Company has revised its disclosures to expand its description of the agreements with its current clients and to disclose the material terms of each agreement including the duration of and obligations under those agreements.

Plan of Operation

Business Plan and Potential Revenue, page 31

7.	Please provide a more detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide a more detailed discussion of each of its planned activities for the next 12 months.

Security Ownership of Certain Beneficial Owners and Management, page 42

8.	We note that Messrs. Cassidy and McKillop each own 250,000 shares of the company’s common stock. Please include these individuals in the beneficial ownership table. Refer to Item 403(a) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include the referenced individuals and their holdings of shares of the Company’s common stock in the referenced beneficial ownership table.

Certain Relationships and Related Party Transactions

Transactions with Related Persons, page 43

9.	We note that you have entered into an agreement with United Utilities Authority Co., Ltd. for whom Mr. Patterson is the Chief Executive Officer. Please provide the disclosure required by Item 404 of Regulation S-K related to this agreement.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide the disclosure required by Item 404 of Regulation S-K related to the referenced agreement.

Unaudited Financial Statements for the period ended June 30, 2018, page F-1

10.	Please include a subsequent events footnote that addresses any material transactions occurring after the date of the most recent balance sheet included in the filing. Refer to ASC 855-10-50-2.

Response: The Company has included its unaudited financial statements for the period ended September 30, 2018, which should include information regarding any material transactions occurring through and after the date of the most recent balance sheet included in the Company’s filing.

General

11.	You appear to be a shell company as defined in Rule 405 given that you have no operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: In consideration of the comments received from the Staff of the Commission, the Company disagrees with the suggestion that it is still a “shell company” because it has more than “nominal operations” at the present time.

Under Rule 405, the term “shell company” means a registrant that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. According to Merriam-Webster Dictionary, the term “nominal” means “existing or being something in name or form only.” In the present case, the Company is not a “shell company” within the meaning of Rule 405 for the following reasons:

The Company is engaging in bona fide business operations constituting more than “nominal” operations by engaging in activities conducted for the purpose of generating profits which constitute operations that are more significant than operations “existing or being something in name or form only.” As evidenced by the Company’s agreements with VARS Co. Ltd., Prochongkij Kornchong, United Utilities Authority, Ltd. and MAV Capital SLLC (originally filed as exhibits to the Company’s Current Reports on Form 8-K filed in August 2018 and November 2018 and incorporated herein by reference), the Company conducts bona fide business operations related to the provision of management consulting services and is currently rendering those services to the clients engaged under the referenced agreements. Specifically, the Company has been rendering advisory services, locating financing and introducing its clients to potential financiers, attending conferences with clients, producing work product and has otherwise been providing bona fide services to its clients in satisfaction of both its obligations under the referenced agreements as well as in furtherance of its business plan. Therefore, since the statutory threshold that the Company must meet in order to not be deemed a “shell” is minimal and merely requires that its operations be more than operations “existing or being something in name or form only,” the Company is not a “shell” as defined in Rule 405 because the Company has been engaging in bona fide business operations that constitute more than “nominal operations.”

Further, the Company and its founders clearly do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

● The Company has a specific business plan which it is fully pursuing. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the development and marketing of specific products as detailed in the prospectus.

● The Company has never sought and has no intent to seek any merger partner or business combination transaction.

● The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

● While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release # 33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419.

The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

None of the factors which are detailed in footnote 32 are present here.

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

In addition to the foregoing, the Company has, in fact, entered into several consulting agreements which are entirely consistent with the Company’s Business Plan.

Notwithstanding the foregoing, and without acknowledging that the Company is a “shell company”, the Company intends to include in its amended Form S-1 Registration Statement a specific risk factor that the Company could be determined to be a “shell company” and to describe the implications of such status. While the Company maintains that it is not a shell company, it nonetheless will enhance its disclosure with the aforementioned risk factor to include the concerns detailed in your comment.

Management, page 35

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: To date, the Company hereby confirms that it has not presented to any potential investors written communications in reliance on Section 5(d) of the Securities Act regarding the Company’s proposed registered offering.

* * * *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.

Cassidy & Associates